UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 Amendment No. 1
CADIZ, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

127537207
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue — 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

October 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207

1	NAMES OF REPORTING PERSONS
LC Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0.00
	8	SHARED VOTING POWER
2,464,483
	9	SOLE DISPOSITIVE POWER
0.00
	10	SHARED DISPOSITIVE POWER
2,464,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,464,483 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% (2)
14	TYPE OF REPORTING PERSON (see instructions)
CO
(1) See Item 5(b) below.
(2) See Item 5(b) below.

CUSIP No. 127537207

1	NAMES OF REPORTING PERSONS
LC Capital Partners, LP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0.00
	8	SHARED VOTING POWER
2,464,483
	9	SOLE DISPOSITIVE POWER
0.00
	10	SHARED DISPOSITIVE POWER
2,464,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,464,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%
14	TYPE OF REPORTING PERSON (see instructions)
PN, HC

CUSIP No. 127537207

1	NAMES OF REPORTING PERSONS
LC Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0.00
	8	SHARED VOTING POWER
2,464,483
	9	SOLE DISPOSITIVE POWER
0.00
	10	SHARED DISPOSITIVE POWER
2,464,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,464,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%
14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

CUSIP No. 127537207

1	NAMES OF REPORTING PERSONS
Lampe, Conway, & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0.00
	8	SHARED VOTING POWER
2,464,483
	9	SOLE DISPOSITIVE POWER
0.00
	10	SHARED DISPOSITIVE POWER
2,464,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,464,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%
14	TYPE OF REPORTING PERSON (see instructions)
OO, IA

CUSIP No. 127537207

1	NAMES OF REPORTING PERSONS
LC Capital International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0.00
	8	SHARED VOTING POWER
2,464,483
	9	SOLE DISPOSITIVE POWER
0.00
	10	SHARED DISPOSITIVE POWER
2,464,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,464,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%
14	TYPE OF REPORTING PERSON (see instructions)
OO, IA

CUSIP No. 127537207

1	NAMES OF REPORTING PERSONS
Steven G. Lampe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0.00
	8	SHARED VOTING POWER
2,609,991
	9	SOLE DISPOSITIVE POWER
0.00
	10	SHARED DISPOSITIVE POWER
2,609,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%
14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 127537207

1	NAMES OF REPORTING PERSONS
Richard F. Conway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0.00
	8	SHARED VOTING POWER
2,464,483
	9	SOLE DISPOSITIVE POWER
0.00
	10	SHARED DISPOSITIVE POWER
2,464,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,464,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0%
14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 127537207

EXPLANATORY NOTE

This Schedule 13D amends the Schedule 13D originally filed on October 28, 2010 by and on behalf of the Reporting Persons, as defined below, (the “Initial Filing”).  This Schedule 13D speaks as of the date of the Initial Filing and does not reflect events occurring after the date of the Initial Filing.

The Reporting Persons hereby correct the following errors contained in the Initial Filing:

•
The number of shares beneficially owned was erroneously reported as 19,130,877 for all Reporting Persons, except Steven G. Lampe which was reported as 19,275,176, and should have been reported as 2,464,483 and 2,609,991, respectively.

•
The percentage of shares beneficially owned was erroneously reported as 58.3% for all Reporting Persons, except Steven G. Lampe which was reported as 58.6%, and should have been reported as 16.0% and 17.0%, respectively.

Item 1.	Security and Issuer.

Common stock of Cadiz Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 550 S. Hope Street, Suite 2850, Los Angeles, California 90071.

Item 2.	Identity and Background.

(a)
LC Capital Master Fund, Ltd. (the “Master Fund”)
LC Capital Partners, LP (“Partners”)
LC Capital Advisors LLC (“Advisors”)
Lampe, Conway & Co., LLC (“LC&C”)
LC Capital International LLC (“International”)
Steven G. Lampe (“Lampe”)
Richard F. Conway (“Conway”) (collectively, the “Reporting Person(s)”)

Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, general partners, managing members or controlling person of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b)
The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

The principal business address for each other Reporting Person other than the Master Fund is:

c/o Lampe, Conway & Co., LLC
680 Fifth Avenue—12th Floor
New York, New York 10019

(c)
The principal business of the Master Fund is investing in securities.  The principal business of Partners is to serve as a fund through which the assets of its Partners will be utilized to invest in mispriced and undervalued securities.  The principal business of Advisors is to provide financial and investment advisory services.  The principal business of LC&C is providing investment advice.  The principal business of International is investment advisor to LC Capital Master Fund, Ltd.  The principal occupation of Lampe and Conway is investment management.

(d), (e)
None of the Reporting Persons, nor to the best of their knowledge, any persons listed in the Annex hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The place of organization or citizenship, as applicable, of each Reporting Person is as follows (the citizenship of each Covered Person is listed on Annex A hereto and incorporated by reference):

LC Capital Master Fund, Ltd.—Cayman Islands company
LC Capital Partners, LP—Delaware limited partnership
LC Capital Advisors LLC—Delaware limited liability company
Lampe, Conway & Co. LLC—Delaware limited liability company
LC Capital International LLC—Delaware limited liability company
Steven G. Lampe—United States citizen
Richard F. Conway—United States citizen

CUSIP No. 127537207

Item 3.	Source and Amount of Funds or Other Consideration.

The description contained herein amends and restates in its entirety Item 3 to the Initial Filing.

1,588,111 shares of common stock that are the subject of this filing on Schedule 13D were issued in consideration for lending transactions (and subsequent amendments to the terms thereof) by Master Fund to Cadiz, Inc. pursuant to a Credit Agreement, by and among the Issuer, Cadiz Real Estate LLC (together with the Issuer, collectively, the “Borrower”), Master Fund, as administrative agent, and the lenders from time to time party thereto, dated as of June 26, 2006 (the “Credit Agreement”), and were issued as Convertible Tranche Term Loans.  On October 19, 2010, the parties to the Credit Agreement entered into the Amendment No. 3 to Credit Agreement and Amendment No. 2 to Registration Rights Agreement (the “Amendment”).  Pursuant to the Amendment, the Credit agreement, which was previously comprised of Tranches A-1, A-2 and B, was amendment such that it is now comprised of Tranches A-1, A−2a, A-2b, B-1, B-3a, B-3b and C-1 (and solely at the election of the Borrower, Tranches B-2 and C-2).  Immediately prior to the Amendment, the Credit Agreement provided Master Fund, as a lender thereunder, the right at the election of Master Fund, at any time from time to time, to convert the initial principal amount of Tranche A-1 and the accreted principal amount of Tranche A-2 and Tranche B into Common Stock.  Pursuant to the Amendment, in exchange for the cancellation of the Tranches A-2 and B convertible term loans, the Master Fund received Tranches A-2a, A-2b, B-1 B-3a and B-3b with the right, at its election, at any time from time to time, to convert the accreted principal amount of Tranches A-2a, B-1 and B-3a into Common Stock.

In addition, in November 2008,  288,000  shares of Common Stock  and  96,000 Warrants to purchase Common Stock were purchased for an aggregate consideration of   $3,024,000.    In October 2009,  62,640 shares of Common Stock and 20,880 Warrants to purchase Common Stock were purchased for an aggregate consideration of $ 657,720.  In November 2009, Warrants were exercised for 96,000 shares of Common Stock for an aggregate exercise price of $1,200,000. In November 2004, 250,000 shares were purchased in a privately negotiated transaction for an aggregate consideration of $3,000,000 and between 2006 and 2007, 62,852 shares of Common Stock were purchased in open market transactions.   The funding for these transactions was from partnership funds.  The funds used to acquire the 145,508 shares of Common Stock held by Steven G. Lampe were from personal funds.

Item 4.	Purpose of Transaction.

The description contained herein amends and restates in its entirety Item 4 to the Initial Filing.

The Shares that are the subject of this filing were purchased for the purpose of making an investment in the Issuer.

As noted above, the Shares that were acquired during the past 60 days were acquired from Cadiz in connection with lending transactions (and subsequent amendments to the terms thereof) by Master Fund to Cadiz, Inc. pursuant to a Credit Agreement, by and among Cadiz Real Estate LLC (together with the Issuer, collectively, the “Borrower”) and the lenders from time to time party thereto, dated as of June 26, 2006 (the “Credit Agreement”) and were issued as Convertible Tranche Term Loans. As noted above, the Reporting Persons have entered into the Amendment pursuant to which the Reporting Persons have relinquished their conversion rights in connection with the cancellation of Tranches A-2 and B in exchange for the issuance of Tranches A-2a, A-2b, B-1, B-3a, B-3b and C-1 with the applicable conversions rights, if any.  For so long as any loans made pursuant to the Credit Agreement remain outstanding, Master Fund shall have the right to appoint up to two independent directors to the Board of Directors of the Issuer.

The Reporting Persons acquired the shares for investment purposes and do not have a present intent to acquire or influence control over the business of Cadiz, Inc. The Reporting Persons may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of Cadiz, Inc. and other factors. Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Ownership.

The description contained herein amends and restates in its entirety Item 5 to the Initial Filing.

The number of outstanding shares of Common Stock used herein is based on (i) 13,677,772 shares of Cadiz, Inc. Common Stock outstanding as set forth in the Issuer’s Form 10-Q filed on August 6, 2010, (ii) 116,880 shares of Cadiz, Inc. Common Stock issuable upon exercise of certain warrants issued to Master Fund,  (iii) 1,583,028 shares of Cadiz, Inc. Common Stock issuable upon conversion of Tranches A-2a, B-1 and B-3a into Cadiz, Inc. Common Stock, and (iv) 5,083 shares of Common Stock issuable as interest accrued within 60 days of the date of acquisition the shares in (iii) above.

CUSIP No. 127537207

(a)	Amount beneficially owned:

LC Capital Master Fund, Ltd.—2,464,483
LC Capital Partners, LP—2,464,483
LC Capital Advisors LLC—2,464,483
Lampe, Conway & Co. LLC—2,464,483
LC Capital International LLC—2,464,483
Steven G. Lampe—2,609,991
Richard F. Conway—2,464,483

Percent of class:

LC Capital Master Fund, Ltd.—16.0%
LC Capital Partners, LP—16.0%
LC Capital Advisors LLC—16.0%
Lampe, Conway & Co. LLC—16.0%
LC Capital International LLC—16.0%
Steven G. Lampe—17.0%
Richard F. Conway—16.0%

(b)	Number of shares as to which such person has

(i) Sole power to vote or to direct the vote:

LC Capital Master Fund, Ltd.—0 LC Capital Partners, LP—0 LC Capital Advisors LLC—0 Lampe, Conway & Co. LLC—0 LC Capital International LLC—0 Steven G. Lampe—145,508 Richard F. Conway—0

(ii) Shared power to vote or to direct the vote:

LC Capital Master Fund, Ltd.—2,464,483
LC Capital Partners, LP—2,464,483
LC Capital Advisors LLC—2,464,483
Lampe, Conway & Co. LLC—2,464,483
LC Capital International LLC—2,464,483
Steven G. Lampe—2,464,483
Richard F. Conway—2,464,483

(iii) Sole power to dispose or to direct the disposition of:

LC Capital Master Fund, Ltd.—0 LC Capital Partners, LP—0 LC Capital Advisors LLC—0 Lampe, Conway & Co. LLC—0 LC Capital International LLC—0 Steven G. Lampe—145,508 Richard F. Conway—0

(iv) Shared power to dispose or to direct the disposition of:

LC Capital Master Fund, Ltd.—2,464,483
LC Capital Partners, LP—2,464,483
LC Capital Advisors LLC—2,464,483
Lampe, Conway & Co. LLC—2,464,483
LC Capital International LLC—2,464,483
Steven G. Lampe—2,464,483
Richard F. Conway—2,464,483

CUSIP No. 127537207

Each Reporting Person, other than Master Fund, specifically disclaims beneficial ownership in the shares of common stock reported herein except to the extent of its or his pecuniary interest therein, if any.

(c)	The Reporting Persons did not effect any transactions in the securities of the Issuer during the past 60 days other than those described in this Form 13-D.

(d)
Except as set forth in the Schedule 13D, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Items 3 and 4.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 127537207

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2010

LC CAPITAL MASTER FUND, LTD.
By: /s/ Richard F. Conway
Name: Richard F. Conway Title: Director

LC CAPITAL PARTNERS
By: LC Capital Advisors LLC, its General Partner

By: /s/ Richard F. Conway
Name: Richard F. Conway Title: Managing Member

LC CAPITAL ADVISORS
By: /s/ Richard F. Conway
Name: Richard F. Conway Title: Managing Member

LAMPE, CONWAY & CO., LLC
By: /s/ Richard F. Conway
Name: Richard F. Conway Title: Managing Member

LC CAPITAL INTERNATIONAL LLC
By: /s/ Richard F. Conway
Name: Richard F. Conway Title: Managing Member

By: /s/ Richard F. Conway

Name: Richard F. Conway

By: /s/ Steven G. Lampe

Name: Steven G. Lampe

CUSIP No. 127537207

ANNEX A

MANAGERS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Persons indicated below.

LC Capital Master Fund, Ltd.
Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
Richard F. Conway	Director	Investment Management	United States	(1)
Don Seymour	Director	Managing Director of dms Management Ltd., dms House, 20 Genesis Close, P.O. Box 31910, Grand Cayman KY1-1208, Cayman Islands	Cayman Islands	c/o dms Management Ltd., dms House, 20 Genesis Close, P.O. Box 31910, Grand Cayman KY1-1208, Cayman Islands
Peter Young	Director	President and Chief Operating Officer of Advanced Fund Administration (Cayman) Ltd., 122 Mary Street, 5th Floor, Zephyr House, P.O. Box 1748, Grand Cayman, KY1-1109, CAYMAN ISLANDS	Cayman Islands	c/o Advanced Fund Administration (Cayman) Ltd., 122 Mary Street, 5th Floor, Zephyr House, P.O. Box 1748, Grand Cayman, KY1-1109, CAYMAN ISLANDS

LC Capital Partners, LP
Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
LC Capital Advisors LLC	General Partner	Providing Investment Advice	Delaware	(1)

LC Capital Advisors LLC
Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
Steven G. Lampe	Managing Member	Investment Management	United States	(1)
Richard F. Conway	Managing Member	Investment Management	United States	(1)

Lampe, Conway & Co., LLC
Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
Steven G. Lampe	Managing Member	Investment Management	United States	(1)
Richard F. Conway	Managing Member	Investment Management	United States	(1)

CUSIP No. 127537207

LC Capital International LLC
Name	Title	Principal Occupation or Employment	Citizenship/Place of Incorporation	Principal Place of Business
Steven G. Lampe	Managing Member	Investment Management	United States	(1)
Richard F. Conway	Managing Member	Investment Management	United States	(1)

(1)  c/o Lampe, Conway & Co., LLC, 680 Fifth Avenue—12th Floor, New York, New York 10019.

Additionally, (i) Partners beneficially owns one third of the outstanding shares of the Master Fund; (ii) LC&C acts as investment manager to Partners and the Master Fund pursuant to certain investment management agreements, and as a result of such agreements, LC&C shares voting and dispositive power over the reported securities; (iii) International acts as investment advisor to the Master Fund pursuant to an investment advisory agreement and, as a result, International shares voting and dispositive power over the reported securities; and (iv) Mr. Lampe and Mr. Conway act as the sole managing members of each of Advisors, LC&C and International, and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares by virtue of LC&C’s indirect control of the Master Fund and LC&C’s power to vote and/or dispose of the shares.  Each of Partners, Advisors, LC&C, International, Lampe and Conway disclaims beneficial ownership of the shares except to the extent of his respective pecuniary interest, if any, therein.